UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO ?
240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO ? 240.13d-2
(Amendment No. 1)*

Frontier Investment Corp.
(Name of Issuer)
Class A Ordinary Stock
(Title of Class of Securities)
KYG368161173
(CUSIP Number)
June 15, 2023
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

?
Rule 13d-
1(b)
?
Rule 13d-
1(c)
?
Rule 13d-
1(d)

* The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


ISIN No. KYG368161173

1.

NAME OF REPORTING PERSONS
Standard Chartered Bank

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ?
(b) ?

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom



5.

SOLE VOTING POWER


NUMBER OF

0



6.


SHARES
BENEFICIALLY

SHARED VOTING POWER

OWNED BY

0

EACH

7.


REPORTING

SOLE DISPOSITIVE POWER

PERSON



WITH

0



8.

SHARED DISPOSITIVE POWER



0

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON 0

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS) ?

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12.
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

ISIN No. KYG368161173

1.

NAME OF REPORTING PERSONS
Standard Chartered Holdings Limited

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ?
(b) ?

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom



5.

SOLE VOTING POWER


NUMBER OF

0



6.


SHARES
BENEFICIALLY

SHARED VOTING POWER

OWNED BY

0

EACH

7.


REPORTING

SOLE DISPOSITIVE POWER

PERSON



WITH

0



8.

SHARED DISPOSITIVE POWER



0

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON 0

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS) ?

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12.
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

ISIN No. KYG368161173

1.

NAME OF REPORTING PERSONS
Standard Chartered PLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ?
(b) ?

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom



5.

SOLE VOTING POWER


NUMBER OF

0



6.


SHARES
BENEFICIALLY

SHARED VOTING POWER

OWNED BY

0

EACH

7.


REPORTING

SOLE DISPOSITIVE POWER

PERSON



WITH

0



8.

SHARED DISPOSITIVE POWER



0

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON 0

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS) ?

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12.
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

Item
1(a).
Name of Issuer:
Frontier Investment Corp. (the ?Issuer?)
Item
1(b).
Address of Issuer?s Principal Executive Offices:
P.O. Box 309 Ugland House, Grand Cayman, Grand Cayman
Islands E9KY1-1104
Item 2.
Names of Persons Filing:
This Schedule 13G is being filed on behalf of the following:

1.	Standard Chartered Bank, a bank organized under the law
of England and Wales (the ?Bank?)
2.	Standard Chartered Holdings Limited, a United Kingdom
corporation (?Holdings?)
3.	Standard Chartered PLC, a United Kingdom corporation
(?Parent?)

Holdings is the sole shareholder of the Bank and Parent is the sole shareholder of Holdings. The Bank, Holdings, and Parent are hereafter referred to collectively as the ?Reporting Persons?.

The address of the principal business office of the Bank is 1 Basinghall Avenue, London United Kingdom EC2V 5DD
The address of the principal business office of Holdings is 1 Basinghall Avenue, London United Kingdom EC2V 5DD
The address of the principal business office of Parent is 1 Basinghall Avenue, London United Kingdom EC2V 5DD
The title and class of securities is Class A Ordinary Stock.
ISIN No. KYG368161173
Item 3.
If this statement is filed pursuant to ?? 240.13d-
1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
?
Broker or dealer registered under
Section 15 of the Act (15 U.S.C. 78o);

(b)
?
Bank as defined in Section 3(a)(6) of
the Act (15 U.S.C. 78c);

(c)
?
Insurance company as defined in Section
3(a)(19) of the Act (15 U.S.C. 78c);

(d)
?
Investment company registered under
Section 8 of the Investment Company Act
of 1940 (15 U.S.C. 80a-8);

(e)
?
An investment adviser in accordance
with ? 240.13d-1(b)(1)(ii)(E);*

(f)
?
An employee benefit plan or endowment
fund in accordance with ? 240.13d-
1(b)(1)(ii)(F);

(g)
?
A parent holding company or control
person in accordance with ? 240.13d-
1(b)(1)(ii)(G);**

(h)
?
A savings association as defined in
Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);

(i)
?
A church plan that is excluded from the
definition of an investment company
under Section 3(c)(14) of the
Investment Company Act (15 U.S.C. 80a-
3);

(j)
?
A non-U.S. institution in accordance
with ? 240.13d-1(b)(1)(ii)(J);

(k)
?
Group, in accordance with ? 240.13d-
1(b)(1)(ii)(K). If filing as a non-U.S.
institution in accordance with ?
240.13d-1(b)(1)(ii)(J), please specify
the type of institution:        .

Item 4.
Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information provided in the respective cover pages of the Reporting Persons is hereby incorporated by reference. On June 15, 2023, the Reporting Persons sold 750,000 shares of Class A
Ordinary Stock of the Issuer and on June 29, 2023, the Reporting Persons? redemption of 1,230,000 shares of Class A Ordinary Stock of the Issuer was completed in connection with the extraordinary general meeting of the Issuer. The Reporting
Persons have thereby ceased to be the beneficial owners of more than five percent of the Class A
Ordinary Stock of the Issuer and accordingly will cease to report such beneficial ownership under
Section 13(d) of the Securities Exchange Act of
1934, as amended.
Item 5.
Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ?
Item 6.
Ownership of More Than Five Percent on Behalf of
Another Person:

N/A.
Item 7.
Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A.
Item 8.
Identification and Classification of Members of the
Group:

N/A.
Item 9.
Notice of Dissolution of Group:

N/A.
Item 10.
Certifications:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26th , 2023

Standard Chartered Bank

By:         Name: Adrian De Souza Title: Secretary

Standard Chartered Holdings Limited

By:         Name: Andrew Green Title: Secretary

Standard Chartered PLC

By:         Name: Adrian De Souza Title: Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(see 18 U.S.C. 1001).

EXHIBIT A

AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13G

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13G and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of July 26th , 2023

Standard Chartered Bank

By:         Name: Adrian De Souza Title: Secretary

Standard Chartered Holdings Limited

By:         Name: Andrew Green Title: Secretary

Standard Chartered PLC

By:         Name: Adrian De Souza Title: Secretary